1108-1030 West Georgia Street, Vancouver, BC Canada V6E 2Y3 Toll Free 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD UPDATES EXPLORATION AND DRILLING RESULTS FOR
HOLLISTER PROJECT AND BURNSTONE MINE

April 11, 2011, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) updates exploration, stope and block delineation results for its Hollister Project and Burnstone Mine. At Hollister, highlights include results from the Velvet target drilling, the emergence of another high grade pay shoot on the Clementine #18 vein structure in the western part of the Hollister orebody, and significant advances in the integration of existing geological and geophysical data with new structural interpretations, leading to a number of new exploration follow-up targets.

HOLLISTER

Underground Exploration

Underground exploration and stope delineation drilling has continued during the first quarter of 2011 (Q1 2011). In total, two exploration holes at the Velvet target, fifteen Blanket exploration holes (totaling 15,487 feet or 4,693 meters) and twenty-four stope delineation holes (totaling 10,080 feet or 3,054 meters) were completed.

Velvet Target

Two initial exploration holes have been completed, testing the Velvet target north of the current mine infrastructure. The boreholes were drilled at low angles across the Ordovician basement strata, and were approximately 500 feet (160 meters) below the Tertiary volcanic unconformity. HDB-432 was drilled laterally to 3,383 feet (1,025 meters) and HDB-433 to 2,854 feet (865 meters). Of note, the current Hollister mine development, exposing the Gwenivere and Clementine vein systems, extends vertically from 5,050 to 5,425 feet (1,530 to 1,644 meters) above mean sea level. HDB-432 tested to an elevation of 4,600 feet (1,394 meters) and HDB-432 to 5,000 feet (1,515 meters) above mean sea level. Highlights of the drilling are shown below.

Velvet Target Intersections

Veins		Drill Hole ID	Vein Intersection (ft)		Drilled Thickness (ft)	True Width (ft)	Analytical Results
Vein System	Vein ID		From	To
							Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Gloria?	VN25	HDB-432	648.2	649.2	1.0		0.065	2.24	7.5	255
Gloria?	VN26	HDB-432	703.1	703.8	0.7		0.104	3.55	5.5	190
Velvet		HDB-432	875.4	879.8	4.4		Silicification & brecciation, low grade Au
Velvet		HDB-432	901.9	906.5	4.6		Silicification & brecciation, low grade Au
Velvet		HDB-432	1047.1	1052.3	5.2		Silicification & brecciation, low grade Au
Velvet		HDB-432	1109.8	1116.7	6.9		Silicification & brecciation, low grade Au
Gloria?	VN25	HDB-433	635.0	635.6	0.6		0.106	3.64	5.0	173
Velvet		HDB-433	1314.1	1326.9	12.8		Silicification & brecciation, low grade Au &Ag
Velvet		HDB-433	1370.8	1373.6	2.8		Silicification/veining elevated Au
Velvet	-	HDB-433	1438.5	1447.0	8.5	8.5	Silicification/veining
Velvet	-	HDB-433	1594.2	1604.7	10.5	10.5	Silicification
Velvet	-	HDB-433	2310.8	2333.4	22.6	22.6	Silicification/veining elevated Au
Velvet	-	HDB-433	2607.5	2607.8	5.3	5.3	Quartz veining & silicification
Velvet		HDB-433	2766.6	2795.0	28.4	28.4	Silicification

A number of significant silver assays (5.5 to 7.4 opt Ag, 190 to 255 g/t Ag) with anomalous gold values were received in the 630 to 705-foot (210 to 240-meter) zones. These are interpreted to be southerly extensions of the Gloria vein system some 6,000 feet (1,820 meters) to the north-northwest. The correlation would imply structural continuity with the Gloria vein system and, as such, constitutes a very significant vein extension target, requiring further exploration drilling. The metal zoning is considered indicative of mineralized structures in the lower zones of a Hollister equivalent epithermal mineral system.

Borehole HDB-432 also intersected multiple mineralized vein and silicified zones between 875 and 1,117 feet (265 to 338 meters). HDB-433 intersected similar zones between 1,314 and 2,795 feet (398 to 847 meters). The silicified zones ranged from 2.6 to 28.4 feet (0.8 to 8.6 meters) in width. These zones correlate with existing structural features as well as historic mercury diggings such as Butte #2 and Velvet north of the current mine development. Multi-element geochemical analyses and clay mineralogy studies are in progress. The Velvet targets will be further tested by surface drilling during the upcoming summer field season.

Blanket Zone

During the quarter fifteen boreholes were completed, testing the extensions of Blanket zone mineralization exposed by trial mining at 3000N 1E; assays from nine boreholes are still awaited. The drilling is indicating structural cutoffs of this mineralization in-line with the structures controlling the Clementine #18 vein pay shoot below.

The evaluation strategy for the Blanket zone mineralization is being modified as mining and drilling advance. It is clear that the bulk sample exposures are proving to be a more accurate in evaluating the variable extent of the bonanza grade mineralization. Planned infrastructure will allow ramping up to 5478 level, followed by phased short distance fan drilling.

The close relationship of the development of bonanza grades with underlying high grade “pay-shoot” epithermal veins is becoming evident. As a consequence, the Blanket drilling program is being modified and extended to test other targets within the mine development.

Stope Delineation

The stope delineation drilling has continued evaluating the main Gwenivere (#8) and Clementine (#14-19) veins. Of note is the emergence of another significant pay shoot on and around the Clementine #18 structure, in the western section of the mine, from which trial mining is currently grading at a diluted average of 2.844 opt (97.50 g/t) Au and 22.2 opt (761 g/t) Ag over stope lengths of approximately 162 feet (49 meters) and average vein width of 2.4 feet (0.73 meters);
5050 WB 8 sub 2 & 9 sub 1 Trial Stopes
	Stope Length Feet	Average vein width feet	Average vein Au oz/ton	Average vein Ag oz/ton	Average Dil ution Au oz/ton	Average Dilution Ag oz/ton
WB9 Sub1	169	2.5	7.819	52.1	2.818	19.8
WB8 Sub2	156	2.3	6.170	58.0	2.881	25.4
Average		2.4	7.145	54.5	2.844	22.1
  and
  the intersection of a number of unmodelled veins (VN #99) with significant gold and silver grades. These are interpreted as splays of existing high grade veins.

Highlight Stope Delineation Intersections

Veins		Drill Hole ID	Vein Intersection (ft)		Drilled Thickness (ft)	Analytical Results
						Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Vein System	Vein ID		From	To
Clementine Clementine Clementine	VN15 VN18 VN18	HDB11-442 HDB11-445 HDB11-445	137.3 296.8	139.3 299 including	2.0 2.2 0.8	1.177 0.945 1.516	40.34 32.40 51.98	0.6 2.2 3.9	20 76 132
Clementine	VN17	HDB11-446	293	293.6	0.6	2.704	92.72	13.0	446
Gwenivere	VN8	HDB11-470	36.8	37.4	0.6	3.491	119.70	17.2	591
Clementine Clementine Clementine Clementine	VN17 VN18 VN18 VN19	HDB11-470 HDB11-470 HDB11-470 HDB11-470	247.2 283.9 288.9 306.9	248 285.4 289.4 307.5	0.8 1.5 0.5 0.6	1.837 11.579 1.772 1.652	62.98 397.00 60.76 56.64	12.5 39.3 7.4 16.5	429 1346 254 567
Clementine	VN13	HDB11-472	199.3	200	0.7	4.941	169.40	15.0	515
Clementine	VN15	HDB11-475	83	84	1.0	4.769	163.50	49.5	1697
Clementine Clementine	VN8 VN99	HDB11-476 HDB11-476	26 61	26.7 61.4	0.7 0.4	4.509 1.076	154.60 36.90	12.2 16.1	420 551
Clementine Clementine	VN99 VN99	HDB11-478 HDB11-478	104.4 243	105.1 243.5	0.7 0.6	3.179 0.800	109.00 27.43	13.5 16.4	463 563
Clementine	VN16	HDB11-479	231.7	236.3	4.8	0.963	33.00	31.9	1094

Surface Exploration

Nevada Bureau of Land Management (BLM) approvals for surface drilling at Hollister have been received. Budgeting and planning of the surface exploration drilling for Q2-Q3 2011 are now being advanced, and include a further eight boreholes on the Hatter Graben target and surface follow up of the Velvet underground drilling. Significant progress has also been made on the sub-regional and minesite scale collation and interpretation of geophysical data, specifically, airborne magnetic, ground CSMAT (high resolution resistivity), and gravity. This work is in process of being integrated with a first-pass structural interpretation of the larger Hollister area. The structural work has significantly advanced the understanding of the timing and geometry of ore fluid controlling basement structures, given that the Hollister mineralization is approximately 15 million years old, and hosted in 430 million year old Vanini metasedimentary rocks and unconformably overlying 16 million year old mid Miocene volcanic rocks.

The whole target rationalization and prioritization at Hollister is in the process of being reviewed, and there are number of new plays to be investigated over the forthcoming exploration drilling seasons. These include a number of structures that are similar to those that control the geometry of the Gwenivere and Clementine vein systems. To the southeast, altered intrusive rocks have been interpreted from the geophysical data, interfacing with the Hatter Graben vein system. A further phase of surface drilling is planned for the Hatter Graben during Q3 2011. The existence of Carlin age (38-43 Million year old) mineralization in the southeastern portion of the claim block cannot be ruled out. In this area, a conspicuous structural interface with the Carlin Trend has been identified which warrants further investigation. CSMAT high resolution resistivity data is being integrated with empirical borehole data, and a number of new vein system targets are emerging from this work.

BURNSTONE

Underground and Surface Exploration

Infill drilling from surface is being undertaken to tighten up on the evaluation and structural geometry of certain mining blocks. Results received during Q1 2011 are tabulated below.

Summary Burnstone Mine Surface Drilling Intersections Q1 2011

Drill Hole ID	Intersection			Reef Width Cm	Geology	Au Grade g/t	Au Content cmg/t	Target Area
	From	To	Cm
BGM029	392.66	393.07	41	38	Kimberley Reef	13.48	512	B2 SOUTH WEST
BGM048	462.71	463.20	49	45	Kimberley Reef	1.55	70	B2 SOUTH WEST
BGM049	283.30	283.82	52	48	Kimberley Reef	9.72	467	B2 NORTH
BGM050	277.46	277.60	14	12	Kimberley Reef	1.12	13	B2 NORTH
BGM051	335.47	336.06	59	57	Kimberley Reef	5.70	325	C-UP
BGM052	416.83	417.07	24	21	Kimberley Reef	16.64	349	B2 NORTH WEST

Underground evaluation is principally effected by channel sampling of exposed sidewalls of development drives and stope panels. Horizontal or shallow dipping cover drilling is undertaken for development control. Over 10,000 channel samples have been taken to date. During Q1, 2,686 channel samples were taken. The summary gold grade (g/t), channel width (cw) and gold content (cmg/t) statistics for the various mining blocks are shown below.

Block	No. Samples	Channel Width cm	Gold Content cmg/t	Gold Grade Au g/t
B2	1,956	56	461	8.22
B3	6,441	101	276	2.74
C3	1,162	32	559	17.61
Decline 1287	531	73	442	6.09
1320 Access	54	23	415	18.04
C-Upper	190	65	902	13.93
Connecting 5	147	25	184	8.05
Decline Loop	177	70	222	3.26
Decline	94	42	210	4.87
Raise-4A	34	9	26	2.74
Overall	10,786	81	473	5.88

These results are in-line with or better than mine development expectations. Although current channel widths are skewed due to the higher number of samples for Block B3 sampling, the Life-of-Mine plan indicates an average channel width of 68 cm.

Surface Exploration Outside the Burnstone Mining Right

Surface exploration has recommenced at Burnstone, with the initiation of the shallow basin edge target evaluation program, run under the South Rand Basin Project. Historic surface diggings and limited stoping of the Kimberley Reef is being investigated on the farm Rietbult, approximately 7 kilometers northwest from the Burnstone Mine infrastructure. The first two diamond holes intersected a Kimberley Reef stope approximately 55 meters below surface, and the Kimberley Reef at 87 meters below surface. Assay results are awaited. Previous exploration in the area included historic drilling in the 1960’s, as well as validation underground channel sampling of reef exposures. This work, albeit restricted in extent, showed the Kimberley Reef to be narrow (10 to 30 cm) but with grades ranging from trace to 35 g/t Au. The current drilling program will test in the order of 4 kilometers of potential strike, with a view to evaluating satellite, shallow, narrow reef/high grade underground development.

Ferdi Dippenaar, Great Basin Gold President and CEO, commented: “Our decision to continue with exploration at Hollister during 2010 continues to deliver results. The emergence of a new payshoot will deliver short-term benefits, and our work on the larger Hollister Property indicates the existence of a similar orebody to the one currently being trial mined. The geological teams at both Hollister and Burnstone are continuing to hone their evaluation and exploration skills. An excellent geological and structural platform is emerging at Hollister for the discovery of further gold and silver-bearing vein systems. Continued integration of the data available is paying dividends in improving our predictive models. At Burnstone, the team is integrating existing geological information with the detail afforded by underground exposures. This will, in due course, provide real-time updating of the geological and structural models, which will, in turn, assist with short to medium term mine planning.” Technical information herein has been reviewed and approved by Phil Bentley, Pr.Sci.Nat., Great Basin Gold’s Vice President: Geology & Exploration. Mr Bentley is a Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0)11 301 1800
Michael Curlook in North America	1 888 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452-2334

Samples collected from the Hollister Project are delivered to Inspectorate America Corporation (Inspectorate) in Sparks, Nevada. Vein samples are analyzed by standard fire assay procedures. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate’s internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

Samples collected from the Burnstone Mine are delivered to ALS Chemex in Johannesburg, South Africa. Borehole core and channel samples of Kimberley Reef are analyzed by standard fire assay procedures. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 70% passing 10-mesh (2mm), taking a 400 g sub-sample using a Jones splitter, and then pulverizing the 400 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Three 50 g charges are fire assayed. All metal determinations are by gravimetric finish. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and ALS Chemex internal standards and blanks. Coarse blanks (barren basalt or quartzite) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. ALS Chemex also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

This document contains “forward-looking statements” that were based on Great Basin Gold’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining the extent of mineral resources or reserves which exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected political, judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.